                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No 1)/1/



                            Transmedia Network Inc.
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock, $.02 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   893767103
________________________________________________________________________________
                                 (CUSIP Number)


                          Minotaur Partners II, L.P.
                       150 South Wacker Drive, Suite 470
                            Chicago, Illinois 60606
                            Attention: E. Finnegan
                                (312) 621-9000

                                with a copy to:
                                Michael Altman
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000
 ______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 23, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      ValueVision International, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          657,534(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             none (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             657,534(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      657,534(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

(1) The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4 and 5 herein and Item 6 in the Original Schedule 13D as defined herein)

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Raymond Bank
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          32,877 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             none (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          32,877 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      32,877 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4 and 5 herein and Item 6 in the Original Schedule 13D as defined herein)

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Dominic Mangone
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Citizen of United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          338,767 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             none (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          338,767 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      338,767 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------


(1) The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4 and 5 herein and Item 6 in the Original Schedule 13D as defined herein)

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Minotaur Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,583,563 (1) (2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             none (1) (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,583,563 (1) (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,583,563 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      PN
------------------------------------------------------------------------------


(1) The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4 and 5 herein and Item 6 in the Original Schedule 13D)

(2) Power is exercised through its sole general partner, Minotaur Partners II, L.L.C.

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Minotaur Partners II, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          none
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,583,563 (1) (2) (3)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          none
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,583,563 (1) (2) (3)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,583,563 (1) (2) (3)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: CO
14

------------------------------------------------------------------------------


(1)  Solely in its capacity as the general partner of Minotaur Partners II, L.P.
(2)  Minotaur Partners II, LP is a party to the Co-Sale and Voting
     Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000. (See Items 4 and 5 herein and Item 6 in the Original Schedule 13D)
(3)  Power is exercised through its sole manager, Minotaur Partners II, Inc.

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Minotaur Partners II, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          none
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,583,563 (1) (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          none
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,583,563 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,583,563 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of the general partner of Minotaur Partners II, L.P.
(2) Minotaur Partners II, LP is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000. (See Items 4 and 5 herein and Item 6 in the Original Schedule 13D as defined herein).

Item 1.   Security and Issuer.
          -------------------

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 8, 2000 and relates to the shares of common stock, par value $.02 per share (the "Common Stock") of Transmedia Network Inc. (the "Issuer") having its principal executive office at 11900 Biscayne Boulevard, Miami, Florida, 33181. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is amended and restated as follows:

     Pursuant to a Stock Purchase and Sale Agreement dated as of April 28, 2000 (the "Stock Purchase Agreement") by and among each Purchaser and the Issuer, on May 1, 2000 (the "First Closing"), the Purchasers acquired (i) 904,303 newly issued shares of Common Stock in the aggregate (the "First Tranche Shares") and
(ii) immediately exercisable warrants to purchase an additional 1,808,606 shares of Common Stock in the aggregate (the "First Tranche Warrant Shares") for an aggregate purchase price of $4,125,882.

     In connection with the Stock Purchase Agreement, the Purchasers also agreed to acquire for an aggregate purchase price of $2,874,120, a total of (i) 629,944 newly issued shares of the Common Stock (the "Second Tranche Shares" and together with the First Tranche Shares, the "Shares") and (ii) warrants to purchase an additional 1,259,888 shares of Common Stock (the "Second Tranche Warrant Shares" and together with the First Tranche Warrant Shares, the "Warrant Shares"). The closing of the purchase of the Second Tranche Shares and the warrants for the Second Tranche Warrant Shares ("Second Closing") was subject to the satisfaction of certain conditions precedent, including the approval by the Issuer's stockholders of the issuance and sale of the Second Tranche Shares and the warrants to acquire Second Tranche Shares. The Stock Purchase Agreement is attached to the Original Schedule 13D as Exhibit 1 and is incorporated herein by reference.

     On August 23, 2000, as well as satisfaction of certain conditions precedent, the Purchasers acquired (i) 629,944 newly issued Second Tranche Shares and (ii) immediately exercisable warrants to purchase an additional 1,259,888 Second Tranche Shares. The aggregate number of the Shares and Warrant Shares subject to warrants purchased by each Purchaser is set forth with respect to such Purchasers in Item 5 of this Statement.

     The Purchasers' acquisition of Shares and Warrant Shares was effected for the purpose of investing in the Issuer.

     The exercise price of each warrant to purchase Warrant Shares is equal to a specified price (the "Exercise Price") multiplied by the number of shares of Common Stock that the holder thereof is then purchasing upon exercise of the warrant. The Exercise Price is $5.93125 per share for one-half of the Warrant Shares subject to each warrant and $7.30 per share for the other one-half of the Warrant Shares subject to each warrant. Each warrant may be exercised at any time after its issuance and will expire on the fifth anniversary of its issuance. The form of the warrants is attached to the Original Schedule 13D as
Exhibit 2 and is incorporated herein by reference.

     In connection with the transactions which are the subject of this Statement, the Purchasers and the Issuer have also entered into an Investment Agreement dated as of April 28, 2000 (the "Investment Agreement"), which contains agreements as to certain aspects of the relationship between the Purchasers and the Issuer. The Investment Agreement is attached to the Original
Schedule 13D as Exhibit 3 and is incorporated herein by reference.

     Pursuant to the Investment Agreement, the Purchasers agreed that the Purchaser Group (as defined herein) will not take any of the following actions prior to the fifth anniversary of the date of the Second Closing (the "Effective Date"), without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities (as defined herein) beyond the combined voting power of all Voting Securities represented by the Shares and the Warrant Shares; provided, however, that the foregoing limitation shall not prohibit certain purchases of Voting Securities directly from the Issuer and certain repurchases of Voting Securities by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Purchaser Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Co-Sale and Voting Agreement (as summarized in Item 6 in the Original Schedule 13D); or
(d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer.

     For purposes of this Statement "Purchaser Group" means (i) MP II, (ii) ValueVision, (iii) Mangone, (iv) Bank, (v) any partner or member of MP II, (vi) any affiliate of MP II, ValueVision, Mangone or Bank, (vii) any affiliate of any partner or member of MP II under control of, or common control with, any such partner or member, (viii) any family members of Mangone or Bank, (ix) any trusts established for the benefit of any family members of Mangone or Bank and (x) any corporations, partnerships, limited liability companies or other legal entities that are the affiliates of any of the foregoing. For purposes of this Statement, "Voting Securities" means, Common Stock, Series A Preferred Stock, any other preferred stock of the Issuer that is entitled to vote generally for the election of directors, any other class or series of Issuer securities that is entitled to vote generally for the election of directors and any other securities, warrants, options or rights of any nature (whether or not issued by the Issuer) that are convertible into, exchangeable for, or exercisable for the purchase of, or otherwise give the holder thereof any rights in respect of Common Stock, Series A Preferred Stock, any other Issuer preferred stock that is entitled to vote generally for the election of directors, or any other class or series of Issuer securities that is entitled to vote generally for the election of directors.

     Pursuant to the Investment Agreement, so long as Purchasers beneficially own at least 5 percent (5%) of the combined voting power of the Issuer's Voting Securities, MP II is entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the board of directors ("Board"). Pursuant to the forgoing, William A. Lederer was appointed a director of the Company as of the date of the First Closing.

     Pursuant to the Investment Agreement, the Purchasers agreed that, except to the extent otherwise provided in the Investment Agreement, the Purchasers would vote their Voting Securities with respect to the election or removal of directors of the Issuer in accordance with the recommendations of a majority of the disinterested directors of the Issuer, provided that the Purchasers may vote in favor of the election or retention of the director designated by MP II as described in the preceding paragraph.

     Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to the Purchasers and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to all Shares and Warrant Shares as soon as practicable after the Effective Date, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Investment Agreement is to facilitate each Purchaser's ability to margin its stock and does not represent any present intention on behalf of any Purchaser to dispose of any Shares or Warrant Shares to be covered thereby.

     The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the warrants and the Investment Agreement are not intended to be complete and are qualified in their entirety by reference to each respective document either attached hereto or as an Exhibit to the Original
Schedule 13D and incorporated herein by reference.

     Each Purchaser intends to continue to review its investment in Common Stock and, subject to the limitations of the Investment Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise.

     Except as stated above, none of the Purchasers has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is amended and restated as follows:

     (a) and (b) To the best knowledge of the Purchasers, there were 14,536,992 shares of Common Stock outstanding as of August 8, 2000, as reported in the Issuer's 10Q filed for the quarter period ended June 30, 2000, which was prior to the issuance of the 629,944 Second Tranche Shares. As of the date hereof, the Purchasers beneficially own 4,602,741 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), representing approximately 25.2% of the Common Stock issued and outstanding. As of the date hereof and subject to the limitations of the Investment Agreement and the Co-Sale Agreement described in Item 6 of the Original Schedule 13D, each Purchaser has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned by such Purchaser.

     MPII
     ----

     Including Warrant Shares into which currently exercisable warrants could be exercised, MPII has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 3,583,563 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares) of the Issuer, which constitutes approximately 19.6 % of the Issuer's total issued and outstanding shares. Such power is subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6 in the Original Schedule 13D).

     MPLLC
     -----

     Because of its position as the sole general partner of MPII, MPLLC may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the Shares and Warrant Shares owned by MPII.

     MPCorp
     ------

     Because of its position as the sole manager of MPLLC, MPCorp may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the Shares and Warrant Shares owned by MPII.

     ValueVision
     -----------

     Including Warrant Shares as to which warrants could be currently exercised, ValueVision has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 657,534 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 3.6% of the total issued and outstanding shares of the Issuer. Such power subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6 in the Original Schedule 13D).

     Bank
     ----

     Including Warrant Shares into which currently exercisable warrants could be exercised, Bank has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 32,877 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 0.2% of the total issued and outstanding shares of the Issuer. Such power is subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6 in the Original Schedule 13D).

     Mangone
     -------

     Mangone owned 10,000 shares of Common Stock prior to the First Closing. Including Warrant Shares into which currently exercisable warrants could be exercised, Mangone has the sole power to vote, to direct the vote, to dispose , and to direct the disposition with respect to 338,767 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 1.8 % of the total issued and outstanding shares of the Issuer. Such power is subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6 in the Original Schedule 13D).

     In addition to the foregoing, because the Purchasers are parties to the Co-Sale and Voting Agreement (described in Item 6 in the Original Schedule 13D) the Reporting Persons may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 as amended, be deemed to be members of a "group" that includes Samstock, LLC, a Delaware limited liability company ("Samstock"), another shareholder of the Issuer, and therefore to jointly beneficially own 8,416,802 shares of the Issuer held by Samstock. The existence of any such "group" is not acknowledged by the Purchasers.

     At the date hereof, neither the Purchasers, nor to the best knowledge of the Purchasers, any of the directors or officers of MPCorp or ValueVision owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Purchasers, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

     (c) During the last sixty days, the only transactions in the Common Stock effected by the Reporting Persons, to the best knowledge of the Reporting Persons, by any of the directors or officers of MPCorp or ValueVision, were the transactions occurring on the Second Closing as described in Item 4 hereof.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Purchasers.

     (e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit        Document Description
     -------        --------------------

       A            Agreement Pursuant to Rule 13d-1 (k) (1) (iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:    August 23, 2000


                                    MINOTAUR PARTNERS II, L.P.
/s/ Dominic Mangone
-------------------------------     By: Minotaur Partners II, L.L.C.
DOMINIC MANGONE                     Its: General Partner

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager


/s/ Raymond Bank                    By:  /s/ Edward Finnegan
-------------------------------         ------------------------------
RAYMOND BANK                             Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, L.L.C.

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

                                    By:  /s/ Edward Finnegan
                                        ------------------------------
                                         Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, INC.

                                    By:  /s/ Edward Finnegan
                                        ------------------------------
                                         Edward Finnegan
                                    Its: Principal


                                    VALUEVISION INTERNATIONAL, INC.

                                    By:   /s/ Nathan E. Fagre
                                        -------------------------------
                                          Nathan E. Fagre
                                    Its:  Senior Vice President and General
                                    Counsel

                                   EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated: August 23, 2000

/s/ Dominic Mangone                 MINOTAUR PARTNERS II, L.P.
-------------------------
DOMINIC MANGONE                     By: Minotaur Partners II, L.L.C.
                                    Its: General Partner

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

/s/ Raymond Bank                    By: /s/ Edward Finnegan
-------------------------               ----------------------------
RAYMOND BANK                             Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, L.L.C.

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

                                    By: /s/ Edward Finnegan
                                        ------------------------------
                                         Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, INC.

                                    By: /s/ Edward Finnegan
                                        ------------------------------
                                         Edward Finnegan
                                    Its: Principal


                                    VALUEVISION INTERNATIONAL, INC.

                                    By: /s/ Nathan E. Fagre
                                        -------------------------------
                                          Nathan E. Fagre
                                    Its:  Senior Vice President and General
                                          Counsel